Exhibit 99.1

Turquoise Hill Resources Ltd.

Condensed interim consolidated financial statements

September 30, 2017

(Unaudited)

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Income

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2017	2016	2017	2016

Revenue	4	$246,944	$226,341	$688,078	$978,739
Cost of sales	5	(197,774)	(232,490)	(581,010)	(677,533)
Gross margin		49,170	(6,149)	107,068	301,206

Operating expenses	6	(74,465)	(75,871)	(150,760)	(243,202)
Corporate administration expenses		(4,099)	(4,836)	(14,253)	(13,495)
Other income		4,013	10,811	5,327	4,046
Income (loss) before finance items and taxes		(25,381)	(76,045)	(52,618)	48,555

Finance items
Finance income	7	39,074	38,132	118,458	54,906
Finance costs	7	(37,072)	(45,493)	(122,075)	(72,836)
		2,002	(7,361)	(3,617)	(17,930)
Income (loss) from operations before taxes		(23,379)	(83,406)	(56,235)	30,625

Income and other taxes		71,061	5,611	133,238	(10,830)
Income (loss) for the period		$47,682	$(77,795)	$77,003	$19,795

Attributable to owners of Turquoise Hill Resources Ltd.		65,345	(31,401)	130,159	117,293
Attributable to owners of non-controlling interests		(17,663)	(46,394)	(53,156)	(97,498)
Income (loss) for the period		$47,682	$(77,795)	$77,003	$19,795

Basic and diluted earnings per share attributable to Turquoise Hill Resources Ltd.	19	$0.03	$(0.02)	$0.06	$0.06

Basic weighted average number of shares outstanding (000’s)		2,012,314	2,012,314	2,012,314	2,012,314

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Income

(Stated in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016

Income (loss) for the period	$47,682	$(77,795)	$77,003	$19,795

Other comprehensive income (loss):
Items that have been / may be classified subsequently to income or loss:
Fair value movements:
Gains (losses) on revaluation of available for sale investments (Note 16)	983	3,533	1,822	(182)
(Gains) losses on revaluation of available for sale investments transferred to the statement of income (Note 16)	-	257	(39)	2,369
Other comprehensive income (loss) for the period (a)	$983	$3,790	$1,783	$2,187

Total comprehensive income (loss) for the period	$48,665	$(74,005)	$78,786	$21,982

Attributable to owners of Turquoise Hill	$66,328	$(27,611)	$131,942	$119,480
Attributable to owners of non-controlling interests	(17,663)	(46,394)	(53,156)	(97,498)
Total comprehensive income (loss) for the period	$48,665	$(74,005)	$78,786	$21,982

(a) No tax charges and credits arose on items recognized as other comprehensive income or loss in 2017 (2016: nil).

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2017	2016	2017	2016

Cash generated from operating activities before interest and tax	18	$94,715	$23,953	$234,659	$381,009

Interest received		15,982	5,887	42,656	9,281
Interest paid		(494)	-	(120,311)	(16,161)
Income and other taxes paid		(1,145)	(257)	(5,623)	(67,983)
Net cash generated from operating activities		109,058	29,583	151,381	306,146

Cash flows from investing activities
Receivable from related party: amounts deposited	20	-	-	-	(4,156,284)
Receivable from related party: amounts withdrawn	20	230,000	-	500,000	-
Expenditures on property, plant and equipment		(234,029)	(74,380)	(587,071)	(183,602)
Proceeds from sale and redemption of financial assets		984	2,746	1,047	6,802
Proceeds from sales of mineral property rights and other assets		-	-	-	2,800
Other investing cash flows		-	149	173	222
Cash used in investing activities		(3,045)	(71,485)	(85,851)	(4,330,062)

Cash flows from financing activities
Net proceeds from project finance facility	13	1,118	-	4,200	4,274,321
Payment of project finance fees		(384)	-	(2,294)	(158,999)
Cash generated from financing activities		734	-	1,906	4,115,322

Effects of exchange rates on cash and cash equivalents		235	(57)	301	1,227
Net increase (decrease) in cash and cash equivalents		106,982	(41,959)	67,737	92,633

Cash and cash equivalents - beginning of period		$1,378,509	$1,478,470	$1,417,754	$1,343,878
Cash and cash equivalents - end of period		1,485,491	1,436,511	1,485,491	1,436,511
Cash and cash equivalents as presented on the balance sheets		$1,485,491	$1,436,511	$1,485,491	$1,436,511

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

(Unaudited)

		September 30,	December 31,
	Note	2017	2016

Current assets
Cash and cash equivalents	8	$1,485,491	$1,417,754
Inventories	9	217,560	260,668
Trade and other receivables		32,540	42,557
Prepaid expenses and other assets		27,858	23,456
Receivable from related party	10	1,369,501	979,544
		3,132,950	2,723,979
Non-current assets
Property, plant and equipment	11	7,011,543	6,417,031
Inventories	9	26,397	20,783
Deferred income tax assets	14	445,719	296,399
Receivable from related party and other financial assets	10	2,121,069	3,002,019
		9,604,728	9,736,232
Total assets		$12,737,678	$12,460,211

Current liabilities
Trade and other payables	12	$403,331	$253,405
Deferred revenue		53,912	36,702
		457,243	290,107
Non-current liabilities
Borrowings and other financial liabilities	13	4,152,121	4,139,143
Deferred income tax liabilities	14	22,753	8,072
Decommissioning obligations	15	122,705	118,903
		4,297,579	4,266,118
Total liabilities		$4,754,822	$4,556,225

Equity
Share capital		11,432,122	11,432,122
Contributed surplus		1,557,997	1,557,913
Accumulated other comprehensive income (loss)	16	1,381	(402)
Deficit		(4,132,596)	(4,262,755)
Equity attributable to owners of Turquoise Hill		8,858,904	8,726,878
Attributable to non-controlling interests	17	(876,048)	(822,892)
Total equity		7,982,856	7,903,986

Total liabilities and equity		$12,737,678	$12,460,211

Commitments and contingencies (Note 21)

The accompanying notes are an integral part of these consolidated financial statements.

The financial statements were approved by the directors on November 2, 2017 and signed on their behalf by:

/s/ P. Gillin	/s/ R. Robertson
P. Gillin, Director	R. Robertson, Director

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars)

(Unaudited)

Nine Months Ended September 30, 2017	Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss) (Note 16)	Deficit	Total	Non-controlling Interests (Note 17)	Total equity

Opening balance	$11,432,122	$1,557,913	$(402)	$(4,262,755)	$8,726,878	$(822,892)	$7,903,986

Income for the period	-	-	-	130,159	130,159	(53,156)	77,003
Other comprehensive income for the period	-	-	1,783	-	1,783	-	1,783
Employee share plans	-	84	-	-	84	-	84
Closing balance	$11,432,122	$1,557,997	$1,381	$(4,132,596)	$8,858,904	$(876,048)	$7,982,856

Nine Months Ended September 30, 2016	Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss) (Note 16)	Deficit	Total	Non-controlling Interests (Note 17)	Total equity

Opening balance	$11,432,122	$1,555,774	$(14)	$(4,473,360)	$8,514,522	$(718,909)	$7,795,613

Income for the period	-	-	-	117,293	117,293	(97,498)	19,795
Other comprehensive income for the period	-	-	2,187	-	2,187	-	2,187
Closing balance	$11,432,122	$1,555,774	$2,173	$(4,356,067)	$8,634,002	$(816,407)	$7,817,595

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

1.	Nature of operations

The condensed interim consolidated financial statements of Turquoise Hill Resources Ltd. (“Turquoise Hill”) were authorized for issue in accordance with a directors’ resolution on November 2, 2017. Rio Tinto plc is the ultimate parent company and indirectly owns a 50.8% majority interest in Turquoise Hill as at September 30, 2017.

Turquoise Hill, together with its subsidiaries (collectively referred to as “the Company”), is an international mining company focused principally on the operation and further development of the Oyu Tolgoi copper-gold mine in Southern Mongolia. Turquoise Hill’s head office is located at 354-200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4. Turquoise Hill’s registered office is located at 300-204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

Turquoise Hill has its primary listing in Canada on the Toronto Stock Exchange and secondary listings in the U.S. on the New York Stock Exchange and the NASDAQ.

2.	Summary of significant accounting policies

(a)	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting (“IAS 34”). These condensed interim consolidated financial statements are compliant with IAS 34 and do not include all of the information required for full annual financial statements.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2016, which have been prepared in accordance with IFRS.

(b)	New standards and interpretations not yet adopted

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ending December 31, 2017, and have not been applied in preparing these condensed interim consolidated financial statements. The following standards may have an effect on future consolidated financial statements of the Company:

(i)

IFRS 9, Financial Instruments, is mandatorily effective for the Company’s consolidated financial statements for the year ending December 31, 2018. IFRS 9 brings together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost; fair value through profit and loss; and fair value through other comprehensive income. IFRS 9 introduces the expected credit loss model for impairment of financial assets which replaces the incurred loss model used in IAS 39. IFRS 9 amends the rules on hedge accounting to align the accounting treatment with the risk management practices of the business. Lastly, IFRS 9 amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and derecognition of financial instruments.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

2.	Summary of significant accounting policies (continued)

(b)	New standards and interpretations not yet adopted (continued)

A detailed review is in progress. At present, the Company has completed its assessment of classification of financial instruments under IFRS 9 and is still in the process of evaluating the impact of applying the expected credit loss model for impairment of financial assets.

(ii)

IFRS 15, Revenue from Contracts with Customers, which will replace IAS 18, Revenue, is effective for the Company’s fiscal year ending December 31, 2018. The standard contains a single model that applies to contracts with customers. Revenue is recognized as control is passed to the customer, either at a point in time or over time. A detailed review of contracts is in progress and at present, the Company does not expect material measurement differences between IAS 18 and IFRS 15. The Company does anticipate requiring separate presentation of the provisional pricing adjustments within the revenue note disclosure.

(iii)

IFRS 16, Leases, which will replace IAS 17, Leases, is effective for the Company’s fiscal year ending December 31, 2019 and is available for early adoption. The objective of the new standard is to report all leases on the consolidated balance sheet and to define how leases and liabilities are measured. Under the new standard, a lessee is in essence required to:

a.	Recognize all lease assets and liabilities (including those currently classed as operating leases) on the balance sheet, initially measured at the present value of unavoidable lease payments;
b.	Recognize amortization of lease assets and interest on lease liabilities in the statement of income over the lease term; and
c.

Separate the total amount of cash paid into a principal portion (presented within financing activities) and interest (which companies can choose to present within operating or financing activities consistent with presentation of any other interest paid) in the statement of cash flows.

The Company is currently evaluating the impact of IFRS 16. Generally, it is expected that under IFRS 16, the present value of most lease commitments will be shown as a liability on the balance sheet together with an asset representing the right of use. This will include those classified as operating leases under the existing standard; information on the undiscounted amount of the Company’s operating lease commitments at September 30, 2017 under IAS 17, the current lease standard, is disclosed within Note 21. In addition to the increase in assets and liabilities, the Company expects an increase in depreciation and accretion expenses and also an increase in cash generated from operating activities due to the removal of operating lease payments. Cash outflows from financing activities are expected to increase as finance lease principal payments will be treated as financing cash flows.

To date, work has focussed on the identification of the provisions of the standard which will mostly impact the Company, together with a detailed review of contracts and financial reporting impacts. This work will continue during 2017 and 2018 together with an assessment of likely changes to systems.

None of the remaining standards and amendments to standards and interpretations are expected to have a significant effect on the consolidated financial statements of the Company.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

3.	Operating segment

	Three Months Ended September 30, 2017
	Oyu Tolgoi	Corporate and other eliminations	Consolidated

Revenue	$246,944	$-	$246,944
Cost of sales	(197,774)	-	(197,774)
Gross margin	49,170	-	49,170

Operating expenses	(83,413)	8,948	(74,465)
Corporate administration expenses	-	(4,099)	(4,099)
Other income (expenses)	4,995	(982)	4,013
Income (loss) before finance items and taxes	(29,248)	3,867	(25,381)

Finance items
Finance income	15,093	23,981	39,074
Finance costs	(95,391)	58,319	(37,072)
Income (loss) from operations before taxes	$(109,546)	$86,167	$(23,379)

Income and other taxes	57,596	13,465	71,061
Income (loss) for the period	$(51,950)	$99,632	$47,682

Depreciation and depletion	$78,152	$-	$78,152
Capital expenditures	$302,780	$-	$302,780
Total assets	$7,812,188	$4,925,490	$12,737,678

(a)

Revenue by geographic destination is based on the ultimate country of destination, if known. If the destination of the copper concentrate sold through traders is not known, then revenue is allocated to the location of the copper concentrate at the time when revenue is recognized. During the three months ended September 30, 2017, all of Oyu Tolgoi’s revenue arose from copper-gold concentrate sales to customers in China and revenue from individual customers in excess of 10% of Oyu Tolgoi’s revenue was $57.4 million, $46.3 million, $40.8 million and $33.9 million (September 30, 2016 - $62.2 million, $49.5 million, $35.3 million and $26.1 million).

All long-lived assets of the Oyu Tolgoi segment, other than financial instruments, are located in Mongolia.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

3.	Operating segment (continued)

	Three Months Ended September 30, 2016
	Oyu Tolgoi	Corporate and other eliminations	Consolidated

Revenue	$226,341	$-	$226,341
Cost of sales	(232,490)	-	(232,490)
Gross margin	(6,149)	-	(6,149)

Operating expenses	(84,374)	8,503	(75,871)
Corporate administration expenses	-	(4,836)	(4,836)
Other income (expenses)	11,369	(558)	10,811
Income (loss) before finance items and taxes	(79,154)	3,109	(76,045)

Finance items
Finance income	21,716	16,416	38,132
Finance costs	(88,320)	42,827	(45,493)
Income (loss) from operations before taxes	$(145,758)	$62,352	$(83,406)

Income and other taxes	9,305	(3,694)	5,611
Income (loss) for the period	$(136,453)	$58,658	$(77,795)

Depreciation and depletion	$89,049	$17	$89,066
Capital expenditures	$151,886	$-	$151,886
Total assets	$6,868,024	$5,490,674	$12,358,698

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

3.	Operating segment (continued)

	Nine Months Ended September 30, 2017
	Oyu Tolgoi	Corporate and other eliminations	Consolidated

Revenue	$688,078	$-	$688,078
Cost of sales	(581,010)	-	(581,010)
Gross margin	107,068	-	107,068

Operating expenses	(176,151)	25,391	(150,760)
Corporate administration expenses	-	(14,253)	(14,253)
Other income (expenses)	4,369	958	5,327
Income (loss) before finance items and taxes	(64,714)	12,096	(52,618)

Finance items
Finance income	50,066	68,392	118,458
Finance costs	(279,656)	157,581	(122,075)
Income (loss) from operations before taxes	$(294,304)	$238,069	$(56,235)

Income and other taxes	137,963	(4,725)	133,238
Income (loss) for the period	$(156,341)	$233,344	$77,003

Depreciation and depletion	$233,277	$32	$233,309
Capital additions	$822,218	$-	$822,218
Total assets	$7,812,188	$4,925,490	$12,737,678

(b)

Revenue by geographic destination is based on the ultimate country of destination, if known. If the destination of the copper concentrate sold through traders is not known, then revenue is allocated to the location of the copper concentrate at the time when revenue is recognized. During the nine months ended September 30, 2017, all of Oyu Tolgoi’s revenue arose from copper-gold concentrate sales to customers in China and revenue from individual customers in excess of 10% of Oyu Tolgoi’s revenue was $171.9 million, $143.4 million, $116.4 million and $75.0 million (September 30, 2016 - $239.7 million, $227.3 million, $183.7 million and $154.6 million).

All long-lived assets of the Oyu Tolgoi segment, other than financial instruments, are located in Mongolia.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

3.	Operating segment (continued)

	Nine Months Ended September 30, 2016
	Oyu Tolgoi	Corporate and other eliminations	Consolidated

Revenue	$978,739	$-	$978,739
Cost of sales	(677,533)	-	(677,533)
Gross margin	301,206	-	301,206

Operating expenses	(272,987)	29,785	(243,202)
Corporate administration expenses	-	(13,495)	(13,495)
Other income (expenses)	6,118	(2,072)	4,046
Income before finance items and taxes	34,337	14,218	48,555

Finance items
Finance income	30,142	24,764	54,906
Finance costs	(360,525)	287,689	(72,836)
Income (loss) from operations before taxes	$(296,046)	$326,671	$30,625

Income and other taxes	9,289	(20,119)	(10,830)
Income (loss) for the period	$(286,757)	$306,552	$19,795

Depreciation and depletion	$270,363	$360	$270,723
Capital additions	$288,152	$-	$288,152
Total assets	$6,868,024	$5,490,674	$12,358,698

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

4.	Revenue

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016

Copper-gold concentrate
Copper	$209,202	$174,178	$579,475	$584,056
Gold	34,202	45,825	98,328	377,092
Silver	3,540	6,338	10,275	17,591
	$246,944	$226,341	$688,078	$978,739

5. Cost of sales

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016

Production and delivery	$123,386	$134,279	$361,786	$401,466
Depreciation and depletion	77,355	88,505	230,653	266,361
Provision (reversal) against carrying value of copper-gold concentrate (Note 9)	(2,967)	9,706	(11,429)	9,706
	$197,774	$232,490	$581,010	$677,533

6. Operating expenses

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016

Oyu Tolgoi administration expenses	$28,650	$45,662	$82,127	$122,890
Royalty expenses	14,532	13,887	41,428	55,083
Inventory write downs (a)	25,040	1,512	4,978	23,420
Selling expenses	5,446	8,486	16,701	23,725
Care and maintenance and underground remobilization costs	-	3,174	258	8,540
Depreciation	797	561	2,656	4,362
Other	-	2,589	2,612	5,182
	$74,465	$75,871	$150,760	$243,202

(a)	Inventory write downs include net adjustments to the carrying value of ore stockpile inventories, and materials and supplies; refer to Note 9.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

7.	Finance income and finance costs

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016

Finance income:
Bank deposits, short-term investments and related party receivable (a)	$38,811	$38,132	$116,572	$54,906
Other non-current financial assets	263	-	1,886	-
	$39,074	$38,132	$118,458	$54,906

Finance costs:
Interest expense and similar charges	$(88,433)	$(86,376)	$(259,956)	$(120,671)
Amounts capitalized to property, plant and equipment (b)	52,699	41,853	141,520	50,895
Accretion of decommissioning obligations (Note 15)	(1,338)	(970)	(3,639)	(3,060)
	$(37,072)	$(45,493)	$(122,075)	$(72,836)

(a)

Finance income on related party receivable relates to amounts placed with Rio Tinto under an agreement for cash management services in connection with net proceeds from the project finance facility (refer to Note 20).

(b)

During the three and nine months ended September 30, 2017, the Company has capitalized borrowing costs of $52.7 million (2016 – $41.9 million) and $141.5 million (2016 - $50.9 million) on qualifying assets. The majority of these were capitalized at the weighted average rate of the Company’s general borrowings of 7.9%.

8.	Cash and cash equivalents

	September 30, 2017	December 31, 2016

Cash at bank and on hand	$159,307	$124,484
Money market funds and other cash equivalents (a)	1,326,184	1,293,270
	$1,485,491	$1,417,754

(a)	At September 30, 2017, short-term liquid investments of $741.7 million (December 31, 2016 - $741.7 million) have been placed with Rio Tinto (refer to Note 20).

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

9.	Inventories

	September 30, 2017	December 31, 2016

Current
Copper-gold concentrate	$63,457	$86,023
Provision against carrying value of copper-gold concentrate	-	(8,091)
Ore stockpiles	54,911	81,833
Provision against carrying value of ore stockpiles	(21,410)	(41,403)
Materials and supplies	194,979	208,866
Provision against carrying value of materials and supplies	(74,377)	(66,560)
	$217,560	$260,668

Non-current
Ore stockpiles	$34,821	$73,356
Provision against carrying value	(8,424)	(52,573)
	$26,397	$20,783

During the three and nine months ended September 30, 2017, $197.8 million (2016 - $232.5 million) and $581.0 million (2016 - $677.5 million) of inventory was charged to cost of sales (Note 5).

During the three and nine months ended September 30, 2017, net write downs charges of $22.1 million (2016 – $11.2 million) and net write down reversals of $6.5 million (2016 – net charges of $33.1 million), relating to inventory write off, increase in and reversal of provisions against carrying value, were recognized in the consolidated statement of income. During the three and nine months ended September 30, 2017, inventory on which there was a provision against carrying value of $15.9 million (2016 – $0.6 million) and $49.3 million (2016 – $0.6 million) was sold and recognized in cost of sales for the period.

10.	Receivable from related party and other non-current financial assets

	September 30, 2017	December 31, 2016

Current assets:
Receivable from related party (Note 20)	$1,369,501	$979,544
	$1,369,501	$979,544

	September 30, 2017	December 31, 2016

Receivable from related party and other non-current financial assets:
Receivable from related party (Note 20)	$2,106,784	$2,996,740
Available for sale investments	6,103	4,344
Other	8,182	935
	$2,121,069	$3,002,019

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

11.	Property, plant and equipment

	Oyu Tolgoi
	Mineral		Capital	Other
Nine Months Ended	property	Plant and	works in	capital
September 30, 2017	interests	equipment	progress	assets	Total

Net book value:

January 1, 2017	$854,089	$3,394,948	$2,167,962	$32	$6,417,031
Additions	44,760	-	635,938	-	680,698
Interest capitalized (Note 7)	-	-	141,520	-	141,520
Depreciation for the period	(39,761)	(185,128)	-	(32)	(224,921)
Disposals and write offs	-	(2,785)	-	-	(2,785)
Transfers and other movements	-	23,389	(23,389)	-	-
September 30, 2017	$859,088	$3,230,424	$2,922,031	$-	$7,011,543

Cost	1,223,599	4,506,881	2,922,031	1,152	8,653,663
Accumulated depreciation / impairment	(364,511)	(1,276,457)	-	(1,152)	(1,642,120)
September 30, 2017	$859,088	$3,230,424	$2,922,031	$-	$7,011,543

	Oyu Tolgoi
	Mineral		Capital	Other
Nine Months Ended	property	Plant and	works in	capital
September 30, 2016	interests	equipment	progress	assets	Total

Net book value:

January 1, 2016	$848,753	$3,493,017	$1,977,997	$216	$6,319,983
Additions	43,666	-	193,591	-	237,257
Interest capitalized (Note 7)	-	-	50,895	-	50,895
Depreciation for the period	(71,146)	(219,352)	-	(167)	(290,665)
Disposals and write offs	-	(3,177)	(2,227)	-	(5,404)
Transfers and other movements	-	23,448	(23,448)	-	-
September 30, 2016	$821,273	$3,293,936	$2,196,808	$49	$6,312,066

Cost	1,123,225	4,285,058	2,196,808	3,783	7,608,874
Accumulated depreciation / impairment	(301,952)	(991,122)	-	(3,734)	(1,296,808)
September 30, 2016	$821,273	$3,293,936	$2,196,808	$49	$6,312,066

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

12.	Trade and other payables

	September 30, 2017	December 31, 2016

Trade payables and accrued liabilities	$284,967	$196,716
Interest payable on long-term borrowings	60,496	9,279
Payable to related parties (Note 20)	45,078	37,248
Other	12,790	10,162
	$403,331	$253,405

13.	Borrowings and other financial liabilities

	September 30, 2017	December 31, 2016

Project finance facility (a)	$4,139,492	$4,126,117
Finance lease payable	12,629	13,026
	$4,152,121	$4,139,143

(a)	Project finance facility

On December 14, 2015, Oyu Tolgoi signed a $4.4 billion project finance facility. The facility is provided by a syndicate of international financial institutions and export credit agencies representing the governments of Canada, the United States and Australia, along with 15 commercial banks. The project finance lenders have agreed a debt cap of $6.0 billion. In addition to the funding drawn down to date there is an additional $0.1 billion available, subject to certain conditions, under the Company’s facility with the Export-Import Bank of the United States, and the potential for an additional $1.6 billion of supplemental debt in future.

At September 30, 2017, Oyu Tolgoi has drawn down $4.3 billion of the project finance facility:

	September 30, 2017			Annual interest rate
Facility	Carrying Value (i)	Fair Value	Term	Pre-completion	Post-completion

International Financial Institutions - A Loan	$759,420	$868,752	15 years	LIBOR + 3.78%	LIBOR + 4.78%

Export Credit Agencies	868,235	975,782	14 years	LIBOR + 3.65%	LIBOR + 4.65%
Loan	251,056	286,401	13 years	2.3%	2.3%

MIGA Insured Loan	673,000	758,051	12 years	LIBOR + 2.65%	LIBOR + 3.65%

Commercial Banks	1,587,781	1,773,259	12 years	LIBOR + 3.4%	LIBOR + 4.4%
- B Loan				Includes $50 million 15-year loan at A Loan rate
	$4,139,492	$4,662,245

(i)

The carrying value of borrowings under the project finance facility differs from fair value due to amortized transaction costs, and changes in the estimate of fair value between the initial recognition date and the balance sheet date. Project finance borrowings were initially recognized at fair value on the relevant draw down dates, with aggregate initial fair value being $4,328.2 million before transaction costs. At September 30, 2017, these borrowings are stated net of $188.7 million amortized transaction costs.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

14.	Deferred income taxes

	September 30, 2017	December 31, 2016

Deferred tax assets
Non-capital losses	$379,936	$ 278,767
Other temporary differences including accrued interest	65,783	17,632
	$445,719	$ 296,399

Deferred tax liabilities
Withholding tax	(22,753)	(8,072)
	$(22,753)	$ (8,072)

15. Decommissioning obligations

	Nine Months Ended September 30,
	2017	2016

Opening carrying amount	$118,903	$ 104,421
Changes in estimates and new estimated cash flows	163	(5,710)
Accretion of present value discount	3,639	3,060
	$122,705	$ 101,771

All decommissioning obligations relate to Oyu Tolgoi. Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements and other commitments made to stakeholders, and are measured as the net present value of future cash expenditures upon reclamation and closure.

Estimated future cash expenditures of $261.7 million (December 31, 2016 - $257.4 million) have been discounted from an anticipated closure date of 2055 to their present value at a real rate of 2.0% (December 31, 2016 – 2.0%).

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

16.	Accumulated other comprehensive income (loss)

	Nine Months Ended September 30,
	2017	2016
	Unrealized Gain (Loss)	Unrealized Gain (Loss)
	on Available For Sale	on Available For Sale
	Equity Securities	Equity Securities

Balance, January 1	$(402)	$(14)
Change in other comprehensive income (loss) before reclassifications	1,822	(182)
Reclassifications from accumulated other comprehensive income (loss)	(39)	2,369
Net other comprehensive income (loss)	1,783	2,187
Balance, September 30	$1,381	$2,173

17.	Non-controlling interests

	Non-controlling Interests:
	Oyu Tolgoi (a)
	Nine Months Ended
	September 30,
	2017	2016

Balance, January 1,	$(822,892)	$(718,909)
Non-controlling interests’ share of loss	(53,156)	(97,498)
Common share investments funded on behalf of non-controlling interest (a)	51,000	-
Funded amounts repayable to the Company (a)	(51,000)	-
Balance, September 30,	$(876,048)	$(816,407)

(a)

Since 2011, the Company has funded common share investments in Oyu Tolgoi on behalf of Erdenes Oyu Tolgoi LLC (“Erdenes”). In accordance with the Amended and Restated Shareholders Agreement dated June 8, 2011, such funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable to the Company via a pledge over Erdenes’ share of future Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making payments directly to the Company.

Common share investments funded on behalf of Erdenes are recorded as a reduction to the net carrying value of non-controlling interest. As at September 30, 2017, the cumulative amount of such funding was $802.1 million (December 31, 2016 - $751.1 million). Accrued interest of $364.7 million (December 31, 2016 - $302.9 million) relating to this funding, has not been recognized in these condensed interim consolidated financial statements, as payment will be triggered on common share dividend distribution by Oyu Tolgoi, the timing of which cannot currently be reliably determined.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

18.	Cash flow information

(a)	Reconciliation of net income (loss) to net cash flow generated from operating activities before interest and tax

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016

Income (loss) from continuing operations	$47,682	$(77,795)	$77,003	$19,795
Adjustments for:
Depreciation and amortization	78,152	89,066	233,309	270,723
Finance items:
Interest income	(39,074)	(38,132)	(118,458)	(54,906)
Interest and accretion expense	37,072	45,493	122,075	72,836
Realized and unrealized (gains) losses on financial instruments	(257)	257	(6,682)	2,369
Unrealized foreign exchange (gains) losses	(235)	57	(301)	(1,227)
Inventory write downs (reversals)	22,073	11,218	(6,451)	33,126
Write down of carrying value of property, plant and equipment	-	2,589	2,612	5,182
Tax prepayment offset	-	-	-	20,802
Income and other taxes	(71,061)	(5,611)	(133,238)	10,830
Other items	895	371	622	1,125

Net change in non-cash operating working capital items:
(Increase) decrease in:
Inventories	16,579	27,584	30,144	45,891
Trade, other receivables and prepaid expenses	(1,253)	9,137	6,909	2,549
(Decrease) increase in:
Trade and other payables	(9,417)	(44,182)	9,905	(30,764)
Deferred revenue	13,559	3,901	17,210	(17,322)
Cash generated from operating activities before interest and tax	$94,715	$23,953	$234,659	$381,009

(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities relating to operations not already disclosed in the consolidated statements of cash flows were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016

Investing activities
Tax prepayment	$-	$-	$-	$20,802
Change in accounts payable and accrued liabilities related to purchase of property, plant and equipment	9,916	26,611	75,021	53,655

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

19.	Earnings per share

The basic earnings per share is computed by dividing the net income attributable to owners of Turquoise Hill by the weighted average number of common shares outstanding during the period. All stock options and share purchase warrants outstanding at each period end have been excluded from the weighted average share calculation. As at September 30, 2017, the number of potentially dilutive shares excluded from the earnings per share calculation due to anti-dilution is 401,771 (September 30, 2016 – 1,741,281).

20.	Related parties

As at September 30, 2017, Rio Tinto plc’s indirect equity ownership in the Company was 50.8% (December 31, 2016: 50.8%). The following tables present the condensed interim consolidated financial statements line items within which transactions with a Rio Tinto entity or entities (“Rio Tinto”) are reported. Rio Tinto entities comprise Rio Tinto plc, Rio Tinto Limited and their respective subsidiaries other than Turquoise Hill Resources and its subsidiaries.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
Statements of Income

Operating and corporate administration expenses:
Cost recoveries - Turquoise Hill	$112	$741	$984	$2,680
Management services payment (i)	(6,508)	(7,335)	(19,206)	(28,894)
Cost recoveries - Rio Tinto (ii)	(8,150)	(22,296)	(23,836)	(36,050)

Finance income:
Cash and cash equivalents (iii)	3,489	2,519	9,563	4,697
Receivable from Rio Tinto (iv)	33,477	32,718	102,192	45,992

Finance costs:
Completion support fee (v)	(27,051)	(27,934)	(81,099)	(39,263)
	$(4,631)	$(21,587)	$(11,402)	$(50,838)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
Statements of Cash Flows

Cash generated from operating activities
Interest received (iii, iv)	$14,048	$5,096	$37,420	$5,860
Interest paid (v)	-	-	(12,646)	(5,063)

Cash flows from investing activities
Receivable from related party: amounts deposited (iv)	-	-	-	(4,156,284)
Receivable from related party: amounts withdrawn (iv)	230,000	-	500,000	-
Expenditures on property, plant and equipment:
Management services payment and cost recoveries - Rio Tinto	(12,794)	(2,970)	(32,264)	(2,970)

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

20.	Related parties (continued)

	September 30,	December 31,
	2017	2016
Balance Sheets

Cash and cash equivalents (iii)	$741,711	$741,711
Trade and other receivables	13,260	10,906
Prepaid expenses and other assets	13,602	11,153
Receivable from related party and other non-current financial assets (iv) (Note 10)	3,476,285	3,976,284
Trade and other payables (Note 12)
Management services payment - Rio Tinto (i)	(10,052)	(7,839)
Cost recoveries - Rio Tinto (ii)	(35,026)	(29,409)
	$4,199,780	$4,702,806

(i)

In accordance with the Amended and Restated Shareholders Agreement, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to make a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. After signing the UDP on May 18, 2015, the management services payment to Rio Tinto is calculated as 1.5% applied to underground development capital costs, and 3% applied to operating costs and capital related to current operations.

(ii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of Oyu Tolgoi.

(iii)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may deposit cash and cash equivalents with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. At September 30, 2017, cash equivalents deposited with wholly owned subsidiaries of Rio Tinto totalled $741.7 million, earning interest at rates equivalent to those offered by financial institutions or short-term corporate debt.

(iv)

As part of project finance (Note 13), Turquoise Hill appointed 9539549 Canada Inc., a wholly owned subsidiary of Rio Tinto, as service provider to provide post-drawdown cash management services in connection with net proceeds from the project finance facility, which were placed with 9539549 Canada Inc. and shall be returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and funding. Rio Tinto International Holdings Limited, a wholly owned subsidiary of Rio Tinto, agreed to guarantee the obligations of the service provider under this agreement. At September 30, 2017, the resulting receivable from 9539549 Canada Inc. totalled $3,476.3 million, earning interest at an effective annual rate of LIBOR plus 2.45%. The interest rate reflects: interest receivable at LIBOR minus 0.05%; plus a benefit of 2.5% arising on amounts receivable from 9539549 Canada Inc. under the Cash Management Services Agreement, which are net settled with the 2.5% completion support fee described in (v) below.

At September 30, 2017, the fair value of the receivable approximates its carrying value. The fair value has been estimated with reference to a market yield, the variability of which is considered a reasonable indicator, over the projected timeframe for returning funds to Turquoise Hill, of movements in the fair value of the receivable. This is considered a level 3 fair value measurement.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

20.	Related parties (continued)

(v)

As part of the project finance agreements (Note 13), Rio Tinto agreed to provide a guarantee, known as the completion support undertaking (“CSU”) in favour of the Commercial Banks and the Export Credit Agencies. In consideration for providing the CSU, the Company is required to pay Rio Tinto a fee equal to 2.5% of the amounts drawn under the facility. The annual completion support fee of 2.5% on amounts drawn under the facility is accounted for as a borrowing cost and included within interest expense and similar charges (refer to Note 7). The fee is settled net of a benefit arising on amounts receivable from 9539549 Canada Inc. under the Cash Management Services Agreement described in (iv) above. The fee payment obligation will terminate on the date Rio Tinto’s CSU obligations to the project lenders terminate.

The above noted transactions were carried out in the normal course of operations and were measured at the transaction amount, which is the amount of consideration established and agreed to by the related parties.

21.	Commitments and contingencies

(a)	Capital commitments

At September 30, 2017, the Company had capital expenditure commitments after the balance sheet date of $54.1 million. These commitments represent minimum non-cancellable obligations, inclusive of exit costs.

(b)	Operating lease commitments

The following table presents the future aggregate minimum lease payments under non-cancellable operating leases as at September 30, 2017:

	September 30,	December 31,
	2017	2016

Less than one year	$127,429	$54,491
1 to 5 years	390,181	3,927
More than 5 years	3,369	4,099
	$520,979	$62,517

(c)

Due to the size, complexity and nature of Turquoise Hill’s operations, various legal and tax matters arise in the ordinary course of business. Turquoise Hill recognizes a liability with respect to such matters when an outflow of economic resources is assessed as probable and the amount can be reliably estimated. In the opinion of management, these matters will not have a material effect on the condensed interim consolidated financial statements of the Company.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

22.	Financial instruments and fair value measurements

Certain of the Company’s financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis.

The fair value of financial assets and financial liabilities measured at amortized cost is determined in accordance with accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. Except as otherwise specified, the Company considers that the carrying amount of trade and other receivables, trade payables and other financial assets measured at amortized cost approximates their fair value because of the demand nature or short-term maturity of these instruments.

The following tables provide an analysis of the Company’s financial assets that are measured subsequent to initial recognition at fair value on a recurring basis, grouped into Level 1 to 3 based on the degree to which the significant inputs used to determine the fair value are observable.

•	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.
•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.
•	Level 3 fair value measurements are those derived from valuation techniques that include significant inputs that are not based on observable market data.

	Fair Value at September 30, 2017

	Total	Level 1	Level 2	Level 3
Assets:
Provisional pricing embedded derivatives (a)	$2,029	$-	$2,029	$-
Available for sale investments (b)	6,103	6,103	-	-
	$8,132	$6,103	$2,029	$-

	Fair Value at December 31, 2016

	Total	Level 1	Level 2	Level 3
Assets:
Provisional pricing embedded derivatives (a)	$11,141	$-	$11,141	$-
Available for sale investments (b)	4,344	4,344	-	-
	$15,485	$4,344	$11,141	$-

(a)

Trade and other receivables and trade and other payables include provisionally priced receivables and payables relating to sales contracts where selling price is determined after delivery to the customer, based on the market price at the relevant quotation point stipulated in the contract. Revenue is recognized on provisionally priced sales based on the forward selling price for the period in the contract and also includes changes in the fair value of the provisional pricing embedded derivatives.

(b)	The Company’s freely tradable available for sale investments are classified within level 1 of the fair value hierarchy as they are valued using quoted market prices in active markets.